As filed with the Securities and Exchange Commission on May 18,
1994
                                              Registration No. 33-_________
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549

                                 FORM S-3

                          REGISTRATION STATEMENT
                                   Under
                        THE SECURITIES ACT OF 1933


                            GLOBAL MARINE INC.
          (Exact name of registrant as specified in its charter)


                                 Delaware
      (State or other jurisdiction of incorporation or organization)
                                95-1849298
                   (IRS employer identification number)


                           777 N. Eldridge Road
                           Houston, Texas 77079
                              (713) 596-5100
           (Address, including zip code, and telephone number,
     including area code, of registrant's principal executive offices)


                         James L. McCulloch, Esq.
                    Vice President and General Counsel
                            Global Marine Inc.
                           777 N. Eldridge Road
                           Houston, Texas 77079
                              (713) 596-5100
         (Name, address, including zip code, and telephone number,
                including area code, of agent for service)


  Approximate date of commencement of proposed sale to the public:
From time to time after the effective date of the registration statement, as determined by the Selling Stockholder.

  If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please
check the following box.   [  ]

  If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the
following box.   [X]



                      CALCULATION OF REGISTRATION FEE

                               Proposed   Proposed
                                maximum   maximum
Title of each      Amount       offering  aggregate    Amount of
class of           to be         price    offering    registration
securities       registered     per unit   price          fee
to be                              (1)      (1)
registered

Common Stock,      750,000         $4.00   $3,000,000     $1034.48
$.10 par value      shares


(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) using the average of the high and low prices reported in the New York
    Stock Exchange Composite Transactions Tape on May 13, 1994.

    The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.



                 SUBJECT TO COMPLETION, DATED MAY 18, 1994

PROSPECTUS


                              750,000 SHARES

                            Global Marine Inc.

                               COMMON STOCK
                         $.10 PAR VALUE PER SHARE





   This Prospectus has been prepared for use in connection with sales by Clifford Services Ltd. (the "Selling Stockholder") of an aggregate of 750,000 shares of Common Stock, $.10 par value per share (the "Common Stock"), of Global Marine Inc. (the "Company"). The Company will not receive any proceeds from sales of the shares of Common Stock offered hereby and will bear certain of the expenses incident to their registration. See "Selling Stockholder."

   The Selling Stockholder may sell Common Stock directly, through agents designated from time to time or through underwriters or dealers. The Common Stock may be offered by the Selling Stockholder in one or more transactions through established securities markets where the Common Stock is traded or directly to purchasers in negotiated transactions. Sales of the Common Stock may be made at a fixed price or at market prices prevailing at the time of sale, at prices related to such prevailing market prices, or at negotiated prices. See "Plan of Distribution."

   AN INVESTMENT IN THE COMMON STOCK INVOLVES A HIGH DEGREE OF
RISK. PROSPECTIVE INVESTORS SHOULD CAREFULLY CONSIDER THE MATTERS SET FORTH UNDER THE CAPTION "RISK FACTORS."

   The Company's common stock is traded on the New York Stock
Exchange under the symbol "GLM." On May 16, 1994, the last reported sales price as reported on the New York Stock Exchange
Composite Transactions Tape was $4.00.


THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.




        THIS PROSPECTUS MAY NOT BE USED IN CONSUMMATE SALES OF COMMON STOCK UNLESS ACCOMPANIED BY A PROSPECTUS SUPPLEMENT.

           The date of this Prospectus is                 , 1994


INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BE ANY SALE OF THESE SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF ANY SUCH STATE.

                           AVAILABLE INFORMATION

       The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary
Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, as well as the regional offices of the Commission at Northwest Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60621-2511, and 7 World Trade Center, 13th Floor, New York, New York 10048.
Copies of such materials also can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street,
N.W., Washington, D.C. 20549, at prescribed rates. The Company's common stock is listed on the New York Stock Exchange, and such material also can be inspected and copied at the offices of the New York Stock Exchange, Inc., 20 Broad Street, New York, New York
10005.

       The Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), a registration statement on Form S-3 (herein, together with all amendments and exhibits thereto, the "Registration Statement") with respect to the shares of Common Stock offered hereby. This Prospectus, which constitutes part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in the exhibits thereto, as permitted by the rules and regulations of the Commission.
Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to are not necessarily complete; with respect to each such contract, agreement or other document filed as an exhibit to the Registration
Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference. For further information, reference is hereby made to the Registration Statement and exhibits thereto, which can be inspected and copied at the Commission's public reference facilities and regional offices referred to above.

                        INCORPORATION BY REFERENCE

       The following documents, which have been filed by the Company with the Commission pursuant to the Exchange Act (File No. 1-5471), are incorporated into this Prospectus by reference: (a) the Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1993; (b) all other reports filed pursuant to Section 13(a) or 15(d) of the Exchange Act since the end of the last fiscal year covered by the Annual Report referred to in (a) above; and (c) the description of the Company's Common Stock contained in the Company's Registration Statement on Form 8-A filed with the Commission pursuant to Section 12 of the Exchange Act on March 6, 1989, as amended by Amendment No. 1 thereto on Form 8 filed with the Commission on March 15, 1989. In addition, all documents filed by the Company pursuant to Section 13(a), 13(c), 14 and 15(d) of the Exchange Act subsequent to the date of this Prospectus and prior to the termination of the offering of the securities covered hereby shall be deemed to be incorporated by reference into this Prospectus and to be a part hereof from the date of filing of such documents.

       Any statement in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

       The Company undertakes to provide, without charge, to each person, including any beneficial owner, to whom a copy of this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents referred to above that have been or may be incorporated by reference in the Prospectus (excluding exhibits to such documents unless such exhibits are specifically incorporated by reference). Requests should be directed to the Secretary, Global Marine Inc., 777 N. Eldridge Road, Houston, Texas 77079, telephone number (713) 596-5100.

                                THE COMPANY

  Global Marine Inc., a Delaware corporation incorporated in 1964, is a major international offshore drilling contractor with a modern, diversified fleet of 27 mobile offshore drilling rigs. The Company's marine drilling business includes offshore contract drilling and drilling management services on a turnkey basis. The Company also participates in oil and gas exploration, development and production in the United States. The Company engages in its various businesses through its operating subsidiaries. Unless otherwise provided, the term "Company" as used in this Prospectus refers to Global Marine Inc. and, unless the context otherwise requires, to the Company's consolidated subsidiaries.

  The Company has a fleet of 27 mobile offshore drilling rigs (all but one of which are owned by the Company), consisting of 23 cantilevered jackup drilling rigs, two semisubmersible drilling rigs, one self-propelled drillship, and one concrete island drilling system ("CIDS"). (Two of the 23 cantilevered jackup drilling rigs were purchased in February 1994 and are not currently in service or expected to be placed in service by the Company until refurbishments are completed.) All of the Company's active drilling rigs were placed in service in 1979 or thereafter, and, as of May 1, 1994, the average age of the fleet was approximately 11.9 years. Ten of the Company's jackup rigs have maximum drilling depth capabilities of 25,000 feet and can operate in up to 300 feet of water. One of these ten jackup rigs is designed for drilling in harsh environments, referred to in the industry as a "heavy-weather" rig. The Company's thirteen remaining jackup rigs have maximum drilling depth capabilities of 20,000 feet and can operate in up to 250 to 300 feet of water. The two semisubmersible drilling rigs have maximum drilling depth capabilities of 25,000 feet and maximum water depth capabilities of 1,800 feet. The Company's drillship has a maximum drilling depth capability of 25,000 feet and can operate in water depths of up to 2,500 feet. The CIDS is not owned by the Company but is leased under a long-term lease which expires at the end of 1994.

  Twenty-three of the 26 rigs owned by the Company are subject to first mortgages granted to collateralize the Company's 12-3/4% Senior Secured Notes due 1999 (the "Senior Secured Notes") aggregating $225.0 million in principal amount. The Company's fleet is deployed in the major offshore oil and gas operating areas worldwide. The principal areas of the Company's operations currently include the Gulf of Mexico, the North Sea, and offshore West Africa.

  Over the last five years, the Company has undertaken in excess of $80 million in capital expenditures to maintain and upgrade its fleet, including approximately $21 million for the purchase and installation of "top-drive" drilling systems on 17 of the Company's rigs. Top drives are now installed on 19 of the Company's 27 rigs. Top drive drilling systems permit drilling with extended stands of drill pipe and enable operators to rotate the drill pipe when exiting the well bore, thereby increasing both the speed and safety of drilling operations and reducing the risk of the drill pipe becoming stuck in the well bore.

  Substantially all of the Company's offshore contract drilling operations are conducted by Global Marine Drilling Company ("GMDC"), a wholly-owned subsidiary of the Company. The remainder of the Company's marine drilling business is conducted through Applied Drilling Technology Inc. ("ADTI"), a wholly-owned subsidiary of the Company, which provides offshore drilling management services. On a turnkey basis, the Company assumes responsibility for the design and execution of specific offshore drilling programs for oil and gas operators who require drilling expertise. The Company will agree under certain conditions to deliver a logged or loggable hole to an agreed depth for a guaranteed price. Under such an arrangement, compensation to the Company is contingent upon satisfactory completion of the drilling program.

  The Company participates in oil and gas exploration, development and production activities through Challenger Minerals Inc. ("CMI") and Global Marine Oil & Gas Company ("GMOG"), each of which is a wholly-owned subsidiary of the Company. Such activities primarily include participation in the development and operation of properties for oil and gas production. In addition, the Company has, on occasion, incurred certain limited exploration and leasehold acquisition costs in connection with its turnkey drilling operations. Substantially all of the Company's oil and gas activities are conducted in the United States offshore Louisiana and Texas in the Gulf of Mexico and onshore in Louisiana, Oklahoma, and Texas.

  The Company's principal executive offices are located at 777 N.
Eldridge Road, Houston, Texas 77079, and its telephone number is
(713) 596-5100.


                            RECENT DEVELOPMENT

  On May 12, 1994 the Company filed with the Secretary of State of Delaware a Certificate of Amendment to the Company's Restated
Certificate of Incorporation. The Certificate of Amendment increased the number of shares of Common Stock that the Company is authorized to issue from 200,000,000 to 300,000,000 shares.


              HISTORICAL FINANCIAL AND OPERATING INFORMATION

                                                       Three Months
                                                           Ended
                                                         March 31,                        Year Ended December 31,
                                                      1994       1993        1993       1992        1991        1990      1989
                                                                     (dollars in millions, except per share amounts)

Results of Operations Data:

Revenues                                             $ 68.0     $ 61.0     $ 269.0     $260.3      $315.2      $281.8   $ 188.2
Operating expenses                                     54.9       52.6       229.9      208.4       219.5       221.3     164.5
Gain on sale of offshore drilling rigs                    -          -           -       10.9           -           -         -
Depreciation                                            9.3        9.2        35.9       47.1        46.6        42.2      39.1
Operating income (loss)                                 3.8        (.8)        3.2       15.7        49.1        18.3     (15.4)
Interest expense, net of interest income               (6.5)      (7.6)      (29.4)     (40.8)      (46.4)      (48.5)    (46.0)
Other income (expense)                                  1.0        (.9)        (.3)      (2.4)       (1.7)       (5.6)      (.1)
Gain on settlement of litigation                          -          -           -       55.0           -           -         -
Income (loss) before extraordinary item and
   cumulative effect  of changes in accounting
   principles                                          (1.7)      (9.3)      (26.5)      27.5         1.0       (35.8)    (61.5)
   Extraordinary gain on extinguishment of debt           -          -           -       28.3           -           -         -
   Cumulative effect of change in accounting
        for postemployment benefits                    (3.5)         -           -          -           -           -         -
   Cumulative effect of change in accounting for
       income taxes                                       -          -           -        3.3           -           -         -
   Cumulative effect of change in accounting
       for postretirement health care and life
       insurance benefits                                 -          -           -       (1.9)          -           -         -
Net Income (Loss)                                    $ (5.2)    $ (9.3)     $(26.5)    $ 57.2      $  1.0      $(35.8)   $(61.5)
Net Income (Loss) Per Common Share:
   Before extraordinary item and cumulative
       effect of changes in accounting principles    $(0.01)    $(0.06)     $(0.17)    $ 0.24      $  .01      $(0.35)   $(0.61)
   Extraordinary gain on extinguishment of debt           -          -           -       0.24           -           -         -
   Cumulative effect of change in accounting
        for postemployment benefits                   (0.02)         -           -          -           -           -         -
   Cumulative effect
       for income taxes                                   -          -           -       0.03           -           -         -
   Cumulative effect of change in accounting
       for postretirement health care and life
       insurance benefits                                 -          -           -      (0.02)          -           -         -
Net Income (Loss) per Common Share                   $(0.03)    $(0.06)     $(0.17)    $ 0.49      $ 0.01      $(0.35)   $(0.61)

Balance Sheet Data:
(At period-end)

Working capital                                      $ 94.1     $ 39.6      $107.2     $ 30.7      $ 88.4      $ 71.5    $ 67.5
Net properties                                       $340.0     $311.5      $314.6     $318.0      $353.7      $378.2    $401.6
Total assets                                         $493.3     $483.2      $492.9     $479.9      $523.7      $543.7    $572.8
Long-term debt, including current maturities         $225.0     $249.0      $225.0     $249.0      $391.8      $444.7    $454.8
Shareholders' equity                                 $202.1     $155.0      $205.4     $154.5      $ 44.6      $  0.9    $ 12.9


  The following table sets forth certain data regarding rig utilization for the industry and the Company's fleet. Industry data, which is derived from data published in the Offshore Rig Locator, is based upon all competitive rigs of the types indicated for the periods indicated and includes many rigs that are dissimilar to the Company's rigs in many respects, including performance and environmental capabilities, operational criteria and age. Furthermore, the industry data, among other things, reports statistics on rig utilization based on both the "contract method," which measures the number of days under contract compared to the total days the rigs were owned, and the "operating method," which measures utilization in terms of the number of days the rigs are earning revenues to the total days the rigs were owned. Consequently, the available industry data set forth below may not be directly comparable to the Company's data, which, among other things, calculates utilization based on the contract method.


                                          Averages for
                             As of        Three Months                           Averages for
                            March 31,    Ended March 31,                    Years Ended December 31,
                              1994       1994      1993         1993         1992        1991    1990    1989


Company:

  Jackups
    Total Rigs                21(1)      21(1)     19           19.6(2)      19.1(3)     20      20      20
    Utilization Rate          100%       100%      91%          92%          83%         93%     92%     80%

  Semisubmersibles
    Total Rigs                2          2         2.5(4)       2.1(4)       4           4       4       4
    Utilization Rate          -          51%       84%          90%          73%         85%     85%     70%

  Drillships
    Total Rigs                1          1         1.8(4)       1.2(4)       2           2       2       3.8(5)
    Utilization Rate          100%       100%      56%          77%          77%         57%     84%     22%


Industry:

  Jackups
    Total Rigs                320        320       325          322          331         340     345     356
    Utilization Rate          78%        80%       80%          82%          72%         76%     79%     70%

  Semisubmersibles
    Total Rigs                133        133       136          134          141         147     145     148
    Utilization Rate          70%        75%       72%          76%          72%         80%     78%     69%

  Drillships
    Total Rigs                19         19        25           22           28          26      25      29
    Utilization Rate          63%        67%       53%          59%          52%         64%     74%     54%



(1) Data excludes two rigs not currently in service which were acquired in the first quarter of 1994.

(2) Reflects the acquisition of three rigs and sale of one rig in the third quarter of 1993.

(3) Reflects the sale of one rig in the first quarter of 1992.

(4) Reflects the sale of one rig in the first quarter of 1993.

(5) Reflects the sale of three rigs in the third quarter of 1989.


                               RISK FACTORS

  In addition to the other information contained in this Prospectus and incorporated herein by reference, prospective investors should carefully consider the matters set forth below before purchasing any shares of the Common Stock.

High Leverage

  Notwithstanding the recapitalization of the Company in 1992, the Company is highly leveraged. As a result, the Company will require substantial cash flow to meet its semiannual interest payment obligations on, and to repay at maturity the principal of, its Senior Secured Notes. The Company had total indebtedness of $225.0 million at March 31, 1994, as compared with total shareholders' equity of $202.1 million.

Limited Liquidity

  The Company believes that it will be able to meet all of its current obligations, including capital expenditures and debt service, from its cash flow from operations and its cash, cash equivalents and marketable securities. The Company's ability, however, to pay the principal amount of the Senior Secured Notes upon maturity in December 1999 would require a substantial improvement in current industry conditions. The Company estimates that the average dayrate earned by the Company's contract drilling fleet would have to increase from $24,300 per rig earned for the first quarter of 1994 to approximately $29,000 per rig during the period from April 1, 1994, through the date of maturity of the Senior Secured Notes in order to cover all cash operating, capital and financing costs, including principal payments, during the period up to and including the maturity of the Senior Secured Notes. This estimate assumes the continuation of rig utilization and operating expenses at current levels and does not include other sources of liquidity other than cash flow from the Company's contract drilling fleet.

Restrictions on Operations

  The ability of the Company to make scheduled semiannual interest payments on, and retire at maturity the principal of, the Senior Secured Notes is dependent on the Company's future performance.
The Company's performance is subject to financial, economic and other factors affecting the Company, many of which are beyond its control. In addition, the indenture under which the Senior Secured Notes were issued (the "Indenture") imposes significant operating and financial restrictions on the Company and provides for the granting of a first lien in favor of the trustee under the Indenture, for the benefit of the holders of Senior Secured Notes, on a significant portion of the Company's material assets. Such restrictions affect, and in many respects limit or prohibit, among other things, the ability of the Company to incur additional indebtedness, make investments in third parties, create liens, sell assets, engage in mergers or acquisitions and make dividends or other payments. The highly leveraged position of the Company and the restrictive covenants contained in and liens provided for under the Indenture could significantly limit the ability of the Company to respond to changing business or economic conditions or to respond to substantial declines in operating results.

Competition and Current Operating Environment

  The offshore contract drilling industry is a highly competitive and cyclical business. It is characterized by high capital costs, long lead times for construction of new rigs and numerous industry participants, none of which has a significant market share but several of which have substantially greater financial resources than the Company. Offshore drilling rigs have few alternative uses and, because of their nature and the environment in which they work, have relatively high maintenance costs whether employed or unemployed. Contracts are awarded on a competitive bid basis and, while an operator selecting a rig may consider, among other things, quality of service and equipment, the current oversupply of rigs has led to a market in which intense price competition is the primary factor in determining which qualified contractor is awarded a job. In addition, the Company's offshore drilling business is subject to the usual risks associated with having a limited number of customers for its services.

  Each of the Company's drilling rigs is employed under an individual contract which extends over a period of time covering either a stated term or the time required to drill a well or number of wells. While the final contract for employment of a rig is the result of negotiations between the Company and the customer, most contracts are awarded based upon competitive bidding. The rates specified in drilling contracts are generally on a per day basis, payable in U.S. dollars, and vary depending upon the equipment and services supplied, the areas involved, the duration of the work, competitive conditions and other variables. The contracts provide for a basic dayrate during drilling operations, with lower rates for periods of equipment breakdown, adverse weather, or other conditions which may be beyond the control of the Company. When a rig mobilizes to or demobilizes from an operating area, a contract may provide for different dayrates, specified fixed amounts, or for no payment during the redeployment period. As a result of competitive conditions within the industry, the Company is, in certain cases, paying the cost of mobilizing to and/or demobilizing from an operating area, thus reducing further the Company's operating margins. A contract may be terminated by the customer if the rig is destroyed or lost, if drilling operations are suspended for a specified period of time due to a breakdown of major equipment or, in some cases, if other events occur that are beyond the control of either party.

  Since 1982, the offshore contract drilling market has been adversely affected by a supply of offshore rigs that has significantly exceeded the demand for such equipment as well as by a reduced level of demand generally for such equipment. The reduced demand principally has been the result of low oil and gas prices, reductions in the exploration and development expenditures of the Company's customers, and prolonged uncertainty and volatility in oil and gas prices. Over the last two years, however, the spot market price of domestic offshore natural gas at the wellhead has increased significantly from a low of $0.90 per thousand cubic feet in February 1992 to a recent price of $1.87 per thousand cubic feet as of May 9, 1994. Given the historic volatily in gas prices, there can be no assurance that current prices will be sustained. Worldwide military, political and economic events are likely to continue to cause price volatility. Factors which influence demand for the Company's services include the ability of the Organization of Petroleum Exporting Countries ("OPEC") to set and maintain production levels and prices, the level of production by non-OPEC countries, worldwide demand for oil and gas, and contract and other terms sought by various governments to explore and develop oil, gas and other hydrocarbons within their offshore waters. The Company cannot predict the timing or extent of any improvement in the industry or the future level of demand for the Company's drilling services.

  In the North Sea and West Africa, low oil prices continue to depress demand for offshore drilling services, resulting in low dayrates and utilization. The strength in the Gulf of Mexico offshore drilling market, which is attributable to higher natural gas prices, has resulted in an increase in the supply of rigs competing for jobs in the Gulf, as contractors have relocated a significant number of rigs to the Gulf from weak overseas markets. This increase in Gulf supply, together with a slight decline in the number of Gulf rigs under contract since the end of 1993, have resulted in recent downward pressures on Gulf dayrates.

Losses from Operations

       The Company reported net losses of $61.5 million and $35.8 million in the years 1989 and 1990, respectively. The Company reported net income of $1.0 million for 1991 and $57.2 million for 1992. In 1993, the Company reported a net loss of $26.5 million. The Company reported a net loss of $1.7 million for the quarter ended March 31, 1994, before a one-time charge to income of $3.5 million for the cumulative effect of an accounting change, compared with a net loss of $9.3 million for the quarter ended March 31, 1993. Net income for 1992 is primarily attributable (i) to the proceeds from the settlement of the Company's take-or-pay litigation, (ii) to an extraordinary gain on the extinguishment of debt in connection with the recapitalization of the Company, (iii) the gain realized upon the sale of one of the Company's High Island class jackup rigs, and, (iv) to a lesser extent, the residual effect of a limited number of drilling contracts with dayrates higher than those subsequently prevailing. The Company would have reported a net loss of $37.1 million in 1992 absent the settlement of its take-or-pay litigation, the gain on extinguishment of debt and the rig sale transaction. The Company's 1991 results reflect the fact that many of the contracts for the Company's rigs in the North Sea and other international markets were negotiated prior to 1991 at dayrates higher than those subsequently prevailing. Any return to profitability by the Company will be dependent upon a significant improvement in the utilization of and dayrates for its drilling units. The Company cannot predict when or if any such return to profitability will occur.

Limitation on Cash Flow from Oil and Gas and Turnkey Drilling
Operations

  Cash flow from the Company's oil and gas operations and turnkey drilling operations may be limited by certain factors. In particular, net operating cash flow from the Company's largest gas property, Matagorda Island Block 668, decreased from $12 million in 1992 to $5 million in 1993, reflecting the fact that previous production imbalances between the Company and its working interest partner in the property were settled in 1992. Net operating cash flow from this property is estimated to be $4 million in 1994. Additionally, the anticipated capital expenditures during 1994 for oil and gas activities are expected to equal approximately four-fifths of the net cash flow from the Company's oil and gas properties.

  Cash flow from turnkey drilling operations is dependent on the ability of the Company to obtain and perform successfully turnkey contracts based on competitive bids and the number of such contracts available for bid. Accordingly, the Company's turnkey results of operations may vary widely from year to year.

Dividend Restrictions

  The Company is restricted from paying dividends (other than stock dividends) on the Common Stock under the terms of the Indenture.
Accordingly, it is not expected that the Company will declare or pay dividends in the foreseeable future.

Operational Risks and Insurance

  The Company's operations are subject to the usual hazards incident to drilling oil and gas wells, such as blowouts, explosions, oil spills and fires, which can severely damage or destroy equipment or cause environmental damage. The Company's activities are also subject to perils peculiar to marine operations, such as collision, grounding and damage or loss from severe weather. These hazards can cause personal injury and loss of life, severe damage to and destruction of property and equipment, pollution or environmental damage and suspension of operations.

  The Company maintains insurance coverage against certain general and marine public liability, including liability for personal injury, in the amount of $200 million, subject to a self-insured retention of no more than $250,000 per occurrence. In addition, the Company's rigs and related equipment are separately insured under hull and machinery policies against certain marine and other perils, subject to a self-insured retention generally of no more than $250,000 per occurrence. The Company's current practice is to insure each rig for its market value. Although each rig is insured for more than its carrying value, the Company's insurance may not cover all costs that would be required to replace each rig. In certain cases, the Company maintains insurance against loss due to war, political risks and loss of hire. The Company purchases the majority of the insurance protecting it from the consequences of these hazards from the marine and energy insurance market. This market historically is cyclical in nature, and over the past few years it has experienced a decline in capacity of available insurance resulting in increased premiums and reduced coverage for the Company. In particular, as a result of historical claims involving damage to the "spud cans" (i.e., the bases of the legs of jackup rigs) of certain of the Company's jackup drilling units, insurers have imposed a $2.0 million annual aggregate deductible for physical damage and have excluded business interruption coverage with respect to spud can damage incurred after May 3, 1992. In addition, the deductible for rig business interruption claims has been increased from 14 days to 30 days. The Company currently purchases rig business interruption insurance with respect to 14 rigs. All of the Company's rigs which are operated internationally are presently insured against loss due to war, including terrorism. The Company's insurance coverage does not protect against loss of revenues except in the limited instances described above.

  The Company is permitted under the terms of the rig mortgages securing the Senior Secured Notes to change the limits on its general and marine public liability insurance to $150 million, and to be subject, with respect to such liability insurance and its marine hull and machinery insurance, to self-insured retention amounts of up to $1 million per occurrence. In addition, the Indenture contains certain restrictions regarding the use of insurance proceeds realized by the Company due to the loss of any Company-owned rig, other than the Glomar Baltic I, the Glomar Adriatic IX and the Glomar Adriatic X.

  None of the above policies cover liability for bringing a well under control following a blowout. In connection with the Company's offshore contract drilling operations, the Company is generally indemnified for any cost of well control liabilities by its customers; however, in any event, the Company maintains insurance against such liabilities in the amount of $50 million per occurrence, subject to a self-insured retention of $100,000 per occurrence. In the case of ADTI's turnkey drilling operations, the Company maintains insurance against the cost of well control, including pollution, environmental damage and restoration in an amount of $20 million per occurrence, subject to a self-insured retention of $200,000 per occurrence. Under turnkey drilling contracts, ADTI generally assumes the risk of cost of well control, but on occasion ADTI receives indemnification from the customer for such risk in excess of the $20 million insurance coverage. In many instances, however, ADTI is not indemnified by its customers for pollution and environmental damage. Furthermore, ADTI is not insured against certain drilling risks that could result in delays or nonperformance of a turnkey drilling contract.

  The occurrence of a significant event, including pollution or environmental damage, not fully insured or indemnified against or the failure of a customer to meet its indemnification obligations, could materially and adversely affect the Company's operations and financial condition. Moreover, no assurance can be given that the Company will be able to maintain adequate insurance in the future at rates it considers reasonable. See "Governmental Regulation and Environmental Matters."

Foreign Operations

  A significant portion of the Company's revenues is attributable to drilling operations in foreign countries. Such activities accounted for 44%, 71% and 65% of the Company's total revenues in 1993, 1992, and 1991, respectively, and 31% and 60% of the Company's total revenues in the first three months of 1994 and 1993, respectively. Risks associated with the Company's operations in foreign areas include risks of war and civil disturbances or other risks that may limit or disrupt markets, expropriation, nationalization, renegotiation or nullification of existing contracts, foreign exchange restrictions and currency fluctuations, foreign taxation, changing political conditions and foreign and domestic monetary policies. To date, the Company has experienced no material loss as a result of any of these factors. Additionally, the ability of the Company to compete in the international drilling market may be adversely affected by foreign governmental regulations which favor or require the awarding of drilling contracts to local contractors, or by regulations requiring foreign contractors to employ citizens of, or purchase supplies from, a particular jurisdiction. Furthermore, foreign governmental regulations, which may in the future become applicable to the industry served by the Company, could reduce demand for the Company's services, or such regulations could directly affect the Company's ability to compete for customers.

Governmental Regulation and Environmental Matters

  The Company's business is affected by changes in public policy and by federal, state, foreign and local laws and regulations relating to the energy industry. The adoption of laws and regulations curtailing exploration and development drilling for oil and gas for economic, environmental and other policy reasons adversely affects the Company's operations by limiting available drilling and other opportunities in the energy service industry.

  The Company's operations are subject to numerous federal, state and local laws and regulations controlling the discharge of materials into the environment or otherwise relating to the protection of the environment. For example, the Company, as an operator of mobile offshore drilling units in navigable U.S. waters and certain offshore areas, including the Outer Continental Shelf, is liable for damages and for the cost of removing oil spills for which it may be held responsible, subject to certain limitations. The Company does not believe that environmental regulations have had any material adverse effect on its capital expenditures, results of operations or competitive position to date, and does not presently anticipate that any material expenditures will be required to enable it to comply with existing laws and regulations. It is possible, however, that modification of existing regulations or the adoption of new regulations in the future, particularly with respect to environmental and safety standards, could have such a material adverse effect on the Company's operations.

  The U.S. Oil Pollution Act of 1990 ("OPA '90") and similar legislation enacted in Texas, Louisiana and other coastal states address oil spill prevention and control and significantly expand liability exposure across all spectrums of the oil and gas industry. The Company is of the opinion that it maintains sufficient insurance coverage to respond to the added exposures.

  OPA '90 also mandates increases in the amounts of financial responsibility that must be certified with respect to mobile offshore drilling units and offshore facilities (e.g., oil and gas production platforms) operating in U.S. waters. The increased amounts are $15 million per occurrence for operators of mobile offshore drilling units and $150 million per occurrence for operators of offshore facilities. The U.S. Coast Guard is responsible for promulgating regulations implementing the new financial responsibility requirements with respect to mobile offshore drilling units. Regulations were proposed in August 1991, the comment period expired in January 1992, and the Coast Guard is presently reviewing its proposals. These regulations, if adopted as proposed, would, as a practical matter, preclude the use of insurance as evidence of financial responsibility. In effect, the regulations would require the Company and most other drilling contractors and lease operators to post cash bonds or provide evidence of adequate U.S.-based net worth, thereby making it more difficult or, depending on factors such as their financial strength and market conditions, impossible for many of such companies to operate in U.S. waters. No assurance can be made that the Company will be able to satisfy the financial responsibility requirements for operators of mobile offshore drilling units under the regulations as proposed or eventually promulgated and its inability to do so might have a material adverse effect on its operations and financial condition. Although concerned industry groups have requested that the proposed regulations or OPA '90 be modified to allow insurance of the type maintained by the Company to satisfy the financial responsibility requirements, the Company does not know to what extent, if any, the proposals will be modified, and it does not know when the final regulations will go into effect. During 1993, 45% of the Company's contract drilling revenues were attributable to operations in U.S. waters, and, as of March 31, 1994, 14 of the Company's 25 rigs in service were located in U.S. waters.

  The Department of the Interior ("DOI") is responsible for promulgating regulations implementing the new financial responsibility requirements with respect to offshore facilities, and its regulations are not expected to be finalized until 1995. The Minerals Management Service of the DOI issued an Advance Notice of Proposed Rulemaking in 1993 which contemplated regulations for offshore facilities similar to the Coast Guard regulations. The DOI solicited comments from the offshore oil industry with respect to the proposed regulations, which will also be subject to review and comment before adoption. The DOI regulations, with the regulations promulgated by the Coast Guard (if adopted in their proposed form), could adversely affect CMI, GMOG, GMDC and ADTI. CMI presently operates an offshore production platform, GMOG anticipates operating production platforms in the future, and ADTI's business and GMDC's operations in the Gulf of Mexico are largely dependent on oil and gas companies' drilling activities which, in turn, ultimately depend on their ability to operate offshore facilities. To the extent OPA '90 and these regulations have the effect of precluding the use of insurance as evidence of financial responsibility, operators of offshore facilities would be subject to the same types of concerns discussed above with respect to operators of mobile offshore drilling units. The Company cannot predict the exact nature or effect of any regulations promulgated under OPA '90.

Availability of Federal Income Tax Benefits

  As of December 31, 1993, the Company had $1.1 billion of net operating loss carryforwards ("NOLs"), expiring from 1999 to 2008 and $29.8 million in investment tax credit carryforwards ("Credits") expiring from 1994 to 2000. The NOLs and the Credits are subject to review and potential disallowance by the Internal Revenue Service ("IRS") upon audit of the federal income tax returns of the Company. For example, the IRS might assert that the NOLs and the Credits were adversely affected by the implementation of the Company's 1989 plan of reorganization (the "Plan"). Section 382 of the Internal Revenue Code of 1986, as amended, may impair the future availability of the NOL's and the Credits if there is a change in ownership of more than 50% of the Company's common stock since the effective date of the Plan, including future changes in the ownership of the common stock. This limitation, if it applied, would limit the utilization of the NOL's and the Credits in each taxable year to an amount equal to the product of the federal long-term tax-exempt bond rate prescribed monthly by the IRS and the fair market value of all the Company's stock at the time of the ownership change. The interpretation of Section 382 is subject to numerous uncertainties. Accordingly, while the Company believes its loss carryforwards are available to it without limitation, such availability is not certain, nor is it certain that such carryforwards, if presently available without limitation, will continue to be available without limitation.

  For alternative minimum tax ("AMT") purposes, NOLs can be used to offset no more than 90% of alternative minimum taxable income ("AMTI"). Thus, to the extent the NOLs of the Company are used to offset its regular taxable income, the Company nevertheless will be required to pay AMT on 10% of its AMTI at the AMT rate of 20%.

Change of Control Provision With Respect to Senior Secured Notes

  Under the Indenture, in the event of a Change of Control of the Company, as defined in the Indenture, the Company would be required, subject to certain conditions, to offer to purchase all outstanding Senior Secured Notes at a price equal to 101% of principal amount, plus accrued interest. As of March 31, 1994, the Company would not have sufficient funds available to purchase all of the outstanding Senior Secured Notes were they to be tendered in response to an offer made as a result of a Change of Control. If, following a Change of Control, the Company has insufficient funds to purchase all of the outstanding Senior Secured Notes tendered pursuant to such an offer, an event of default with respect to the Senior Secured Notes would occur.

Potential Restrictions on Sales of Common Stock to Non-U.S.
Citizens

  Pursuant to U.S. maritime laws, sales of interests in and control of U.S. flag vessels owned by U.S. citizens to non-citizens (including through the sale of stock) require the approval of the Secretary of Transportation, acting through the United States Maritime Administration ("MARAD"). Such transfers would include those resulting in a majority of the outstanding Common Stock being held by non-U.S. citizens. Under recently promulgated regulations (except while the United States is at war, during periods of national emergency, or if transfers to non-U.S. citizens would be contrary to declared U.S. policy), all of such transfers of stock are granted approval by MARAD, so long as such transfers are not done in conjunction with a transfer of a rig out of U.S. registry. If an interest in or control of a U.S.-flag vessel were to be transferred to a non-U.S. citizen in violation of U.S. maritime laws without MARAD approval, to the extent such approval is required, such transfer would be void, and the United States would have the power to seek forfeiture of the Company's rigs, seek civil penalties (including fines) and seek enforcement of certain criminal penalties.


                            SELLING STOCKHOLDER

  The 750,000 shares of Common Stock being offered hereby are owned by Clifford Services Ltd., and represent less than 1% of the aggregate number of shares of Common Stock outstanding at May 16, 1994. Neither the Selling Stockholder nor any of its officers, directors or affiliates has, or within the past three years has had, any position, office or material relationship with the Company or any of its predecessors or affiliates, other than in connection with the acquisition of the two rigs described below. Because the Selling Stockholder may offer all or some portion of its shares of Common Stock pursuant to this Prospectus, no estimates can be given as to the number of shares of Common Stock that will be held by the Selling Stockholder upon termination of any such sales.

  Pursuant to and in connection with the acquisition of two cantilevered jackup drilling rigs in February 1994, the Company agreed to deliver the 750,000 shares of Common Stock in partial payment of the purchase price. The Company agreed to register such shares with the Commission and to bear all cost and expenses of such registration. Such expenses include, but are not limited to, all registration and filing fees, printing expenses and fees and disbursements of the Company's counsel and accountants. The Selling Stockholder will pay all other fees and disbursements, including but not limited to fees and disbursements of its counsel and all underwriting fees and expenses and brokerage commissions, if any, applicable to the shares sold by the Selling Stockholder.

  Pursuant to the terms of the acquisition of the two rigs, the Company may require, as a condition to the registration of the shares of Common Stock, that the Selling Stockholder or any underwriter participating in the offer or sale of such shares shall have undertaken to indemnify the Company, each of its directors, each of its officers who sign the registration statement, and any persons who control the Company, with respect to information relating to the Selling Stockholder or underwriter furnished to the Company by such person specifically for use in preparation of the Registration Statement.

  All proceeds from the sales of shares of Common Stock offered hereby will go the Selling Stockholder. The Company will not receive any consideration for the sale of shares of Common Stock.


                           PLAN OF DISTRIBUTION
General

  The Selling Stockholder may sell the shares of Common Stock offered hereby in any of the following ways: (i) through underwriters or dealers; (ii) through agents; or (iii) directly to one or more purchasers. The distribution of the shares may be effected from time to time in one or more transactions (which may involve crosses or block transactions) (A) on the New York Stock Exchange (or on such other national stock exchanges on which the Common Stock may be traded from time to time) in transactions which may include special offerings, exchange distributions and/or secondary distributions pursuant to and in accordance with the rules of such exchanges, (B) in the over-the-counter market, (C) in transactions other than on such exchanges or in the over-the-counter market, or a combination of such transactions, or (D) through the writing of options on the shares (whether such options are listed on an options exchange or otherwise). Any such transactions may be effected at market prices prevailing at the time of sale, at prices related to such prevailing market prices, at negotiated prices or at fixed prices. The Selling Stockholder or any underwriter for the shares may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commisions from the Selling Stockholder or such underwriter and/or commissions from purchasers of shares for whom they may act as agent (which discounts, concessions or commissions will not exceed those customary in the types of transactions involved). Any underwriter of the shares also may receive commissions from purchasers of shares for whom it may act as agent. The Selling Stockholder and any underwriters, broker-dealers or agents that participate in the distribution of shares might be deemed to be underwriters, and any profit on the sale of shares by them and any discounts, commissions or concessions received by any such underwriters, broker-dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act. In the event of any underwritten public offering of the shares of Common Stock offered hereby a post-effective amendment to the Registration Statement of which this Prospectus forms a part will be filed with the Commission.

  Under agreements which may be entered into by the Selling
Stockholder, underwriters, dealers and agents who participate in the distribution of Common Stock may be entitled to indemnification by the Selling Stockholder against certain liabilities, including liabilities under the Securities Act.

                               LEGAL MATTERS

  The legality of the shares of Common Stock offered hereby will be passed upon for the Company by James L. McCulloch, Vice
President and General Counsel of the Company.


                      INDEPENDENT PUBLIC ACCOUNTANTS

  The Company's consolidated balance sheet at December 31, 1993 and 1992 and the related consolidated statements of operations, shareholders' equity and cash flows for each of the three years ended December 31, 1993, 1992 and 1991, as incorporated by reference from the Company's Annual Report on Form 10-K for the year ended December 31, 1993 into this Prospectus and the Registration Statement (including related financial statement schedules which are incorporated by reference) of which this Prospectus is a part, have been incorporated herein in reliance on the report on the audits of the consolidated financial statements, which includes an explanatory paragraph that describes the Company's adoption of the new methods of accounting for income taxes and postretirement benefits other than pensions prescribed by applicable statements of the Financial Accounting Standards Board, and the report on the audits of the consolidated financial statement schedules of Coopers & Lybrand, independent accountants, given on the authority of that firm as experts in accounting and auditing.

  With respect to the unaudited interim financial information included in the Company's quarterly reports on Form 10-Q for the quarters ended March 31, 1994 and 1993, filed pursuant to the Exchange Act and incorporated by reference in this Prospectus, the Company's independent accountants have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included in the Company's quarterly report on Form 10-Q for the quarter ended March 31, 1994 and incorporated by reference herein, states that they did not audit and they do not express an opinion on that interim financial information. With respect to the unaudited interim financial information included in the Company's quarterly reports on Form 10-Q subsequently filed pursuant to the Exchange Act and deemed to be incorporated by reference in this Prospectus, it is anticipated that the Company's independent accountants will report that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports included in the Company's subsequent quarterly reports on Form 10-Q and incorporated by reference herein will state that they did not audit and do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on interim financial information should be restricted in light of the limited nature of the review procedures applied. The independent accountants are not subject to the liability provisions of Section 11 of the Securities Act for their reports on unaudited interim financial information because these reports are not a "report" or a "part" of a registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.

                                  EXPERTS

  The information regarding oil and gas reserves of the Company for each of the three years ended December 31, 1993, 1992 and 1991, included in the Company's Annual Report on Form 10-K for the year ended December 31, 1993 has been included therein and incorporated by reference into this Prospectus and the Registration Statement of which this Prospectus is a part in reliance upon the reports and the authority as experts of Ryder Scott Company Petroleum Engineeers.

  NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR THE SELLING STOCKHOLDER. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE AN IMPLICATON THAT THERE HAS BEEN NO CHANGE IN THE AFFAIRS OF THE COMPANY SINCE THE DATES AS OF WHICH INFORMATION IS GIVEN IN THIS PROSPECTUS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER OR SOLICITATION BY
ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED OR IN WHICH THE PERSON MAKING SUCH OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO
MAKE SUCH OFFER OR SOLICITATION.


                           Table of Contents

                                            Page

Available Information                        2
Incorporation by Reference                   2
The Company                                  3
Recent Development                           4
Historical Financial and Operating
   Information                               5
Risk Factors                                 7
Selling Stockholder                         13
Plan of Distribution                        13
Legal Matters                               14
Independent Public Accountants              14
Experts                                     14



                                750,000 Shares


                               Global Marine Inc.



                                 Common Stock


                           ($.10 per share par value)




                                  PROSPECTUS



                          Dated               , 1994




                                  PART II

                INFORMATION NOT REQUIRED IN THE PROSPECTUS


Item 14.  Other Expenses of Issuance and Distribution.

       The expenses to be paid by the Company in connection with the offering described in this Registration Statement (other than underwriting discounts and commissions) are estimated as follows:

         Securities and Exchange Commission registration fee    $1,034.48
         NASD filing fee . . . . . . . . . . . . . . .               *
         Printing  . . . . . . . . . . . . . . . . . .               *
         Accounting fees and expenses. . . . . . . . .               *
         Legal fees and expenses . . . . . . . . . . .               *
         Blue Sky fees and expenses (including counsel fees) . .     *
         Miscellaneous expenses. . . . . . . . . . . .               *

                    Total  . . . . . . . . . . . . . .            $  *



*  To be supplied by amendment.


Item 15.  Indemnification of Directors and Officers.

    Section 145 of the Delaware General Corporation Law empowers a Delaware corporation to indemnify any person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation) by reason of the fact that such person is or was a director or officer, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided that he acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful. A Delaware corporation may indemnify directors, officers, employees and others in an action by or in the right of the corporation under the same conditions, except that no indemnification is permitted without judicial approval if the person to be indemnified has been adjudged to be liable to the corporation. Where a director or officer is successful on the merits or otherwise in the defense of any action referred to above or in defense of any claim, issue or matter therein, the corporation must indemnify such director or officer against the expenses (including attorneys' fees) which he or she actually and reasonably incurred in connection therewith.

    Section III-11 of the By-laws of Global Marine Inc. provides for indemnification of the directors and officers of Global Marine Inc. to the full extent permitted by law, as now in effect or later amended. Section III-11 of the By-laws provides that expenses incurred by a director or officer in defending a suit or other similar proceeding shall be paid by the Company upon receipt of an undertaking by or on behalf of the director or officer to repay such amount if it is ultimately determined that such director or officer is not entitled to be indemnified by the Company.

    Additionally, the Company's Restated Certificate of Incorporation (the "Charter") contains a provision that limits the liability of the Company's directors to the fullest extent permitted by the Delaware General Corporation Law. The provision eliminates the personal liability of directors to the Company or its stockholders for monetary damages for breach of the director's fiduciary duty of care as a director. As a result, stockholders may be unable to recover monetary damages against directors for negligent or grossly negligent acts or omissions in violation of their duty of care.
The provision does not change the liability of a director for breach of his duty of loyalty to the Company or to stockholders, for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, the declaration or payment of dividends in violation of Delaware law, or in respect of any transaction from which a director receives an improper personal benefit.

    In addition to its Charter and By-law provisions, the Company has taken such other steps as are reasonably necessary to effect its indemnification policy. Included among such other steps is liability insurance provided by the Company for its directors and officers for certain losses arising from claims or charges made against them in their capacities as directors or officers of the Company. The Company has also entered into indemnification agreements with individual officers and directors. These agreements generally provide such officers and directors with a contractual right to indemnification to the full extent provided by applicable law and the By-laws of the Company as in effect at the respective dates of such agreements.

    Agreements which may be entered into by the Selling Stockholder with underwriters, dealers and agents who participate in the distribution of Common Stock may contain provisions relating to the indemnification of the Company's officers and directors.


Item 16.  Exhibits.

    The following instruments and documents are included as exhibits to this Registration Statement and are filed herewith unless otherwise indicated. Exhibits incorporated by reference are so indicated by parenthetical information.

    1.1*    Form of Underwriting Agreement (including form of Pricing
            Agreement).

    4.1 Restated Certificate of Incorporation of the Company as filed with the Secretary of State of Delaware on March 15, 1989, effective March 16, 1989. (Incorporated herein by this reference to Exhibit 3(i).1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.)

    4.2 Certificate of Amendment of the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of Delaware on May 11, 1990. (Incorporated herein by this reference to Exhibit 3(i).2 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.)

    4.3 Certificate of Correction of the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of Delaware on September 25, 1990. (Incorporated herein by this reference to Exhibit 3(i).3 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.)

    4.4 Certificate of Amendment of the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of Delaware on May 11, 1992. (Incorporated herein by this reference to Exhibit 3(i).4 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.)

    4.5 Certificate of Amendment of the Restated Certificate of Incorporation of the Company as filed with the Secretary of State of Delaware on May 12, 1994.

    4.6     By-laws of the Company as amended on May 10, 1989.
            (Incorporated herein by this reference to Exhibit 3(ii).1 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.)

    4.7 Indenture, dated as of December 23, 1992, between the Company and Wilmington Trust Company, as Trustee, with respect to the Senior Secured Notes. (Incorporated herein by this reference to Exhibit 4.5 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.8 First Priority Naval Mortgage, dated April 29, 1993, from Global Marine Drilling Company to Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.6 of the Registrant's Registration Statement on Form S-3 (No. 33-65272) filed with the Commission on June 30, 1993.)

    4.9 First Preferred Fleet Mortgage, dated December 23, 1992, from Global Marine Drilling Company to Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.7 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.10 Release of Vessel from Lien of First Preferred Fleet Mortgage, dated April 30, 1993, by Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.8 of the Registrant's Registration Statement on Form S-3 (No. 33-65272) filed with the Commision on June 30, 1993.)

    4.11 First Preferred Fleet Mortgage, dated December 23, 1992, from Global Marine Deepwater Drilling Inc. to Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.8 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.12 Release of Vessel from Lien of Mortgage, dated January 27, 1993, by Wilmington Trust Company, as Trustee.
            (Incorporated herein by this reference to Exhibit 4.6 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.)

    4.13 First Priority Naval Mortgage, dated March 17, 1993, from Global Marine Nautilus Inc. to Wilmington Trust Company, as Trustee. (Incorporated herein by the reference to Exhibit
            4.10 of the Registrant's Registration Statement on Form S-3 (No. 33-65272) filed with the Commission on June 30, 1993.)

    4.14 Release of Vessel from Lien of First Priority Naval Fleet Mortgage, dated September 8, 1993, by Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.8 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.)

    4.15 Supplement No.1, dated September 8, 1993, to First Priority Naval Fleet Mortgage from Global Marine Nautilus Inc. to Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.9 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.)

    4.16 Assumption Agreement and Supplement No. 2 dated December 16, 1993, to First Priority Naval Fleet and Mortgage among Global Marine Drilling Company and Wilmington Trust
            Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.10 of the Registrant's Annual Report on Form 10-K for the year ended December 31, 1993.)

    4.17 First Preferred Fleet Mortgage, dated December 23, 1992, from Global Marine West Africa Inc. to Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.10 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.18 First Preferred Ship Mortgage, dated December 23, 1992, from Global Marine Adriatic Inc. to Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.11 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.19 Assumption Agreement and Supplement No. 1, dated March 4, 1993, to First Preferred Ship Mortgage among Global Marine Adriatic Inc., as Original Mortgagor, Global Marine Drilling Company, as Assuming Mortgagor, and Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.13 of the Registrant's Registration Statement on Form S-3 (No. 33-65272) filed with the Commission on June 30, 1993.)

    4.20 First Preferred Ship Mortgage, dated December 23, 1992, from Global Marine Australia Inc. to Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.12 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.21 First Preferred Ship Mortgage, dated December 23, 1992, from Global Marine Bismarck Sea Inc. to Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.13 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.22 First Priority Naval Mortgage, dated March 17, 1993, from Global Marine North Sea Inc. to Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.16 of the Registrant's Registration Statement on Form S-3 (No. 33-65272) filed with the Commission on June 30, 1993.)

    4.23 Subsidiary Pledge Agreement, dated December 23, 1992, between Global Marine Adriatic Inc. and Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.15 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.24 Subsidiary Pledge Agreement, dated December 23, 1992, between Global Marine Australia Inc. and Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.16 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.25 Subsidiary Pledge Agreement, dated December 23, 1992, between Global Marine Bismarck Sea Inc. and Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.17 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.26 Subsidiary Pledge Agreement, dated December 23, 1992, between Global Marine Deepwater Drilling Inc. and Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.18 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.27 Subsidiary Pledge Agreement, dated December 23, 1992, between Global Marine Drilling Company Inc. and Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.19 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.28 Subsidiary Pledge Agreement, dated December 23, 1992, between Global Marine Nautilus Inc. and Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.20 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.29 Subsidiary Pledge Agreement, dated December 23, 1992, between Global Marine North Sea Inc. and Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.21 of Post-Effective Amendment No. 2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    4.30 Subsidiary Pledge Agreement, dated December 23, 1992, between Global Marine West Africa Inc. and Wilmington Trust Company, as Trustee. (Incorporated herein by this reference to Exhibit 4.22 of Post-Effective Amendment No.
            2 to the Registrant's Registration Statement on Form S-3 (No. 33-34013) filed with the Commission on January 22, 1993.)

    5.1 Opinion and Consent of James L. McCulloch, Vice President and General Counsel of the Company.

    15.1 Letter of Coopers & Lybrand, Independent Accountants, regarding Awareness of Incorporation by Reference.

    23.1 Consent of James L. McCulloch (contained in the opinion filed as Exhibit 5.1 hereof).

    23.2    Consent of Coopers & Lybrand, Independent Accountants.

    23.3    Consent of Ryder Scott Company Petroleum Engineers.

    24.1 Power of Attorney pursuant to which amendments to this Registration Statement may be filed (included on the signature page contained in Part II hereof).


*  Exhibit to be filed by amendment.


Item 17.  Undertakings.

       The undersigned registrant hereby undertakes:

       (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement;

       (i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

       (ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement;

       (iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

provided, however, that paragraphs (a)(1)(i) and (a)(1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the registrant pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934 that are incorporated by reference in the registration statement.

       (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

       The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to
Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

       Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the provisions outlined in Item 15 above or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.


                     SIGNATURES AND POWER OF ATTORNEY

       Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Houston, State of Texas, on the 18th day of May, 1994.


                           GLOBAL MARINE INC.




                           By: /s/ J. C. Martin
                               J. C. Martin
                               Senior Vice President and
                               Chief Financial Officer


       KNOW ALL MEN BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Jerry C. Martin, James L. McCulloch and Alexander A. Krezel, and each or any one of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign any and all amendments (including post-effective amendments) to this Registration Statement, and to file the same, with all exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorneys-in-fact and agents or any of them, or their or his substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

       Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed below by the following persons in the capacities and on the dates indicated.

Signature              Title                     Date

/s/ C. R. Luigs        Chairman of the Board,    May 18, 1994
(C. R. Luigs)            President and Chief
                         Executive Officer

/s/ J. C. Martin       Senior Vice President,    May 18, 1994
(J. C. Martin)           Chief Financial Officer
                         (Principal Financial
                         Officer) and Director

/s/ Thomas R. Johnson  Vice President and        May 18, 1994
(Thomas R. Johnson)      Corporaste Controller
                         Principal Accounting
                         Officer)

/s/ Patrick M. Ahern   Director                  May 18, 1994
(Patrick M. Ahern)

/s/ Donald B. Brown    Director                  May 18, 1994
(Donald B. Brown)

/s/ E. J. Campbell     Director                  May 18, 1994
(E. J. Campbell)

/s/ Peter T. Flawn     Director                  May 18, 1994
(Peter T. Flawn)

/s/ John M. Galvin     Director                  May 18, 1994
(John M. Galvin)

/s/ L. L. Leigh        Director                  May 18, 1994
(L. L. Leigh)

/s/ Sidney A. Shuman   Director                  May 18, 1994
(Sidney A. Shuman)

/s/ William R. Thomas  Director                  May 18, 1994
(William R. Thomas)

/s/ William C. Walker  Director                  May 18, 1994
(William C. Walker)